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                            M.S.D. & T. FUNDS, INC.

                              Amendment to By-Laws
                       Adopted by the Board of Directors
                                on July 17, 1991


          RESOLVED, that Article I, Section 1.5 of the Company's By-Laws be, and it hereby is, amended and restated in its entirety to read as follows:

          SECTION 1.5.  Quorum and Shareholder Action.  Except as otherwise
                        -----------------------------
provided by statue or by the Charter, the presence in person or by proxy of stockholders of the Company entitled to cast at least a majority of all the votes entitled to be cast at the meeting (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any matter that, under the Charter or applicable law, requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of stockholders of the Company entitled to cast at least a majority of all of the votes of the separate class or classes, as the case may be, entitled to be cast on such matter shall constitute a quorum; and, at a meeting at which a quorum is present, a majority of all the votes cast and entitled to vote on a matter at the meeting shall be sufficient to approve any such matter which properly comes before the meeting. In the absence of a quorum, the stockholders present in person or by proxy, by majority vote and without notice other than by announcement at the meeting, may adjourn the meeting from time to time as provided in Section 1.7 until a quorum shall attend. The stockholders present at any duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.